UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For March 19, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or the "Company")

Harmony takes tier 1 Wafi-Golpu gold-copper asset up the value curve

Johannesburg, Monday, 19 March 2018. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce an updated Wafi-Golpu Feasibility Study (“the Updated Study”) prepared by the Wafi-Golpu Joint Venture (WGJV) project team.

The Updated Study incorporates the findings from the earlier Pre-Feasibility and Feasibility Studies announced in February 2016, interpretation of the additional orebody data derived from further drilling and geotechnical studies, together with further work undertaken on mine design, hydrology, tailings and port and power options.

The Updated Study highlights include1:

●
33% increase in net present value (NPV) to US$2.60 billion (applying a discount rate of 8.5%)
●
Attractive internal rate of return (IRR) of 18.2%
●
Proposed larger mine with increased mining rates - average annual steady state production of 161 000 tonnes of copper and 266 000 ounces of gold
●
Forecast to generate significant free cashflows, averaging around USD900 million per annum in the first ten years of steady state production
-
5.5 years to early stage cash flow
-
lowest decile cost copper production of US$0.26/lb
●
Life of mine capital expenditure US$1 billion lower

1 All figures represented on a 100% basis. Harmony and Newcrest Mining Limited each currently own 50% of Wafi-Golpu through the Wafi-Golpu Joint Venture.

Peter Steenkamp, chief executive officer said “Harmony owns 50% of this tier 1 copper-gold asset. Project economics set out in the Updated Study demonstrates significant free cash flow generation. Once in production, the asset has the potential of being one of the lowest decile cost copper-gold producers. Current copper market trends highlight the potential for increased copper prices, further enhancing the economic fundamentals of the project.”

Peter added: “We look forward to working with the government of Papua New Guinea during the permitting process, which is a critical step in advancing this important project in the best interests of our shareholders and the people of Papua New Guinea”.

The updated and optimised feasibility study incorporates self-generation power supply options and supports the suitability of deep sea tailings placement as the preferred tailings deposit solution. Progression through stages of the project - and the timing of those stages - is subject to market and operating conditions and receipt of all necessary approvals, including the respective board approvals.

Please refer to our website at https://www.harmony.co.za/invest for additional documents in support of this release including the forward looking statements relating to this release.

March 2018 quarter production update

Production at Harmony's South African operations (excluding the Moab Khotsong operations) for the quarter ended 31 March 2018 is expected to be in line with the production of the comparative quarter last year. Production at Hidden Valley continues to ramp up as planned and is expected to be over 25% higher than the comparative quarter last year.

As announced on 20 February 2018, Harmony acquired the Moab Khotsong operations with effect from 1 March 2018. The integration of the Moab Khotsong operations is progressing well. June 2018 guidance for Moab Khotsong will be provided in the published quarterly operational update.

Harmony remains on track to achieve its FY18 group production guidance of 1.1Moz (in addition to the production from Moab Khotsong).

Ends.

Harmony will host an analyst call at 10:00 SA time, a media call at 11:00 SA time and an international call at 15:00 SA time on Monday 19 March 2018.

Conference calls dial-in numbers
South Africa
Toll-free:
0 800 201 648
Toll:
011 535 3600
010 201 6800

UK
0 333 300 1418 (Toll)

USA and Canada
+1 508 924 4326 (Toll)

Australia
+1 800 350 100 (Toll-free)

Other countries
Toll
+27 10 201 6800
+27 11 535 3600

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0)71 607 1498 (mobile)

or

Marian van der Walt

Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

19 March 2018

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 19, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director